Filed Pursuant To Rule 424(b)(3)

File Number 333-175596

MICHAEL FOODS GROUP, INC.

SUPPLEMENT NO. 2 TO

MARKET-MAKING PROSPECTUS DATED AUGUST 8, 2011

THE DATE OF THIS SUPPLEMENT IS NOVEMBER 18, 2011

ON NOVEMBER 14, 2011, MICHAEL FOODS GROUP, INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED NOVEMBER 14, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): November 14, 2011

MICHAEL FOODS GROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	333-173400	20-0344222
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 CARLSON PARKWAY SUITE 400 MINNETONKA, MINNESOTA		55305
(Address of principal executive offices)		(Zip Code)

(952) 258-4000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.

On November 14, 2011, Michael Foods Group, Inc. (the “Company”) issued a news release to the Company’s debtholders pertaining to the Company’s financial results for the third quarter of 2011. A copy of the news release issued by the Company in connection with this Current Report on Form 8-K under Item 9.01 is attached hereto as Exhibit 99.1 and incorporated by reference herein. The information in this Form 8-K shall not be deemed “Filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

The following material is filed as an exhibit to this Current Report on Form 8-K:

Exhibit Number	Description of Exhibit

99.1	News release issued by the Company on November 14, 2011.

2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2011	MICHAEL FOODS GROUP, INC.

	By:	/s/ James E. Dwyer, Jr.
James E. Dwyer, Jr.
Its: Chief Executive Officer and President

3

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News release issued by the Company on November 14, 2011.

4

Exhibit 99.1

Contact:

Mark Westphal

Senior Vice President and

Chief Financial Officer

(952) 258-4000

MICHAEL FOODS REPORTS THIRD QUARTER RESULTS

MINNETONKA, MN, November 14 — Michael Foods Group, Inc. today reported financial results for the third quarter of 2011.

(On June 29, 2010, M-Foods Holdings, Inc. together with its subsidiaries, merged with and into MFI Acquisition Corporation, and the surviving entity was renamed Michael Foods Group, Inc. (“Company”). The merger was accounted for as a business combination and a new accounting basis was established. The accounting policies followed by us in the preparation of the Company’s consolidated financial statements are consistent with those used prior to the merger transaction.)

Net earnings for the quarter ended October 1, 2011 were $0.6 million, compared to a net loss of $5.9 million in 2010. Net sales for the quarter ended October 1, 2011 were $459.5 million, compared to $429.4 million in 2010, an increase of 7%. Net sales for the nine months ended October 1, 2011 were $1,296.6 million, compared to $1,173.4 million in 2010, an increase of $123.2 million, or 11%. The quarter and nine-month periods ended October 1, 2011 were 13 and 39-week periods, while the comparable 2010 periods were 14 and 39 weeks. The additional week in the 2010 quarterly period represented an estimated $29 million or approximately 7% of the net sales. The 2010 merger transaction had a significant impact on earnings in all periods presented, with transaction-related costs impacting 2010, and higher depreciation, amortization of intangibles and interest expense impacting 2011 and the quarter ended October 2, 2010.

Earnings before interest, taxes, depreciation, amortization and other adjustments (“Adjusted EBITDA,” as defined in the Company’s credit facility) for the quarter ended October 1, 2011 (13-week period) were $55.3 million, compared to $61.8 million in 2010 (14-week period), a decrease of 10.5%. Adjusted EBITDA decreased $4.7 million or 3% to $159.1 million for the nine months ended October 1, 2011 (39-week period) compared to $163.8 million in the comparable 2010 39-week period.

Michael Foods Group, Inc. uses Adjusted EBITDA as a measurement of financial results, as an indication of the relative strength of its operating performance, and to determine incentive compensation levels. Management believes that EBITDA and Adjusted EBITDA provide potential investors with useful information with which to analyze and compare with other companies in our industry our operating performance and our ability to service debt.

Certain items contained in this release may be “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, ability to fund operations, intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and economies in which we operate and other information that is not historical information. When used herein, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance.

All forward-looking statements are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized. There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this release, including the factors described under “Risk Factors” in our Registration Statement on Form S-4 (File No. 333-173400), which was declared effective by the SEC on July 7, 2011. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this release including changes in domestic and international economic conditions.

Unaudited segment data follows (in thousands):

	Egg Products	Potato Products	Crystal Farms	Corporate	Total
Company

Quarter ended October 1, 2011
External net sales	$311,692	$31,567	$116,228	$—	$459,487
Net earnings (loss)	10,504	725	966	(11,625)	570
Adjusted EBITDA	47,400	4,773	4,730	(1,575)	$55,328

Quarter ended October 2, 2010
External net sales	$293,413	$31,232	$104,726	$—	$429,371
Net earnings (loss)	3,848	(338)	672	(10,049)	(5,867)
Adjusted EBITDA	55,178	2,718	5,780	(1,842)	61,834

Nine months ended October 1, 2011
External net sales	$884,711	$91,580	$320,316	$—	$1,296,607
Net earnings (loss)	37,556	2,943	7,489	(53,019)	(5,031)
Adjusted EBITDA	131,566	14,220	18,979	(5,649)	159,116

Predecessor

Six months ended June 26, 2010
External net sales	$508,085	$57,661	$178,249	$—	$743,995
Net earnings (loss)	39,743	(5,122)	7,800	(76,704)	(34,283)
Adjusted EBITDA	87,458	3,558	14,564	(3,624)	101,956

Adjusted EBITDA is a financial indicator used to analyze and compare companies on the basis of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles.

The following table reconciles net earnings (loss) to Adjusted EBITDA for the quarter ended October 1, 2011 (unaudited, in thousands):

	Egg Products	Potato Products	Crystal Farms	Corporate	Total
Net earnings (loss)	$10,504	$725	$966	$(11,625)	$570
Unrealized gain on currency translation (a)	1,433	—	—	—	1,433

Consolidated net earnings (loss)	11,937	725	966	(11,625)	2,003
Interest expense	225	153	—	25,480	25,858
Intercompany interest expense (income)	7,365	514	1,123	(9,002)	—
Income tax expense (benefit)	5,676	372	500	(5,572)	976
Depreciation and amortization	19,699	2,851	1,981	1	24,532
Non-cash and stock option compensation	—	—	—	529	529
Equity sponsor management fee	—	—	—	557	557
Fees and expenses in connection with the exchange of the 9.75% senior notes	—	—	—	104	104
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	139	—	—	—	139
Unrealized loss on swap contracts	630	—	—	—	630
Other charges	1,729	158	160	(2,047)	—

Adjusted EBITDA, as defined in the credit agreement	$47,400	$4,773	$4,730	$(1,575)	$55,328

(a)	The unrealized gain on currency translation relates to an intercompany note receivable denominated in Canadian currency due from our foreign subsidiary, MFI Food Canada Ltd.

The following table reconciles net earnings (loss) to Adjusted EBITDA for the quarter ended October 2, 2010 (unaudited, in thousands):

	Egg Products	Potato Products	Crystal Farms	Corporate	Total
Consolidated net earnings (loss)	$3,848	$(338)	$672	$(10,049)	$(5,867)
Interest expense	268	140	—	26,950	27,358
Income tax expense (benefit)	13,427	(551)	1,540	(18,217)	(3,801)
Depreciation and amortization	19,594	2,880	1,946	1	24,421
Non-cash and stock option compensation	—	—	—	496	496
Equity sponsor management fee	—	—	—	561	561
Non-cash purchase accounting adjustments	15,930	483	1,515	—	17,928
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	151	—	—	—	151
Unrealized loss on swap contracts	587	—	—	—	587
Other charges	1,373	104	107	(1,584)	—

Adjusted EBITDA, as defined in the credit agreement	$55,178	$2,718	$5,780	$(1,842)	$61,834

The following table reconciles net earnings (loss) to Adjusted EBITDA for the nine months ended October 1, 2011 (unaudited, in thousands):

	Egg Products	Potato Products	Crystal Farms	Corporate	Total
Net earnings (loss)	$37,556	$2,943	$7,489	$(53,019)	$(5,031)
Unrealized gain on currency translation (a)	756	—	—	—	756

Consolidated net earnings (loss)	38,312	2,943	7,489	(53,019)	(4,275)
Interest expense	709	497	—	75,427	76,633
Intercompany interest expense (income)	7,365	514	1,123	(9,002)	—
Income tax expense (benefit)	19,942	1,517	3,870	(27,381)	(2,052)
Depreciation and amortization	59,123	8,553	5,944	5	73,625
Non-cash and stock option compensation	—	—	—	1,418	1,418
Cash expenses incurred in connection with the refinancing	—	—	—	4,760	4,760
Business optimization project expense	—	—	—	2,830	2,830
Realized gain upon the disposition of property not in the ordinary course of business	—	(354)	—	—	(354)
Equity sponsor management fee	—	—	—	1,726	1,726
Fees and expenses in connection with the exchange of the 9.75% senior notes	—	—	—	351	351
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	532	—	—	—	532
Unrealized loss on swap contracts	395	—	—	—	395
Loss attributable to the early extinguishment of indebtedness	—	—	—	3,527	3,527
Other charges	5,188	550	553	(6,291)	—

Adjusted EBITDA, as defined in the credit agreement	$131,566	$14,220	$18,979	$(5,649)	$159,116

(a)	The unrealized gain on currency translation relates to an intercompany note receivable denominated in Canadian currency due from our foreign subsidiary, MFI Food Canada Ltd.

The following table reconciles net earnings (loss) to Adjusted EBITDA for the six months ended June 26, 2010 (unaudited, in thousands):

	Egg Products	Potato Products	Crystal Farms	Corporate	Total
Net earnings (loss)	$39,743	$(5,122)	$7,800	$(76,704)	$(34,283)
Interest expense	522	253	12	30,275	31,062
Income tax expense (benefit)	20,404	(2,638)	4,030	(35,561)	(13,765)
Depreciation and amortization	23,082	10,633	2,292	2	36,009
Non-cash and stock option compensation	—	—	—	35,762	35,762
Cash expenses incurred in connection with the transaction	—	—	—	14,730	14,730
Equity sponsor management fee	—	—	—	1,072	1,072
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	303	—	—	—	303
Unrealized gain on swap contracts	(172)	—	—	—	(172)
Loss attributable to the early extinguishment of indebtedness	—	—	—	31,238	31,238
Other charges	3,576	432	430	(4,438)	—

Adjusted EBITDA, as defined in the credit agreement	$87,458	$3,558	$14,564	$(3,624)	$101,956

Michael Foods Group, Inc., based in Minnetonka, Minnesota, is a producer and distributor of food products to the foodservice, retail and food-ingredient markets. Its principal products are egg products, refrigerated potato products, cheese and other dairy-case products.

Consolidated statements of operations are as follows:

Michael Foods Group, Inc.

Consolidated Statements of Operations

For the periods Ended

(In thousands)

	Company			Predecessor
	Quarter Ended October 1, 2011	Nine Months Ended October 1, 2011	Quarter Ended October 2, 2010	Six Months Ended June 26, 2010
Net sales	$459,487	$1,296,607	$429,371	$743,995
Cost of sales	393,467	1,099,892	372,416	612,748

Gross profit	66,020	196,715	56,955	131,247
Selling, general and administrative expenses	37,095	122,620	39,157	102,283
Transaction costs	—	—	—	14,730

Operating profit	28,925	74,095	17,798	14,234
Interest expense, net	25,850	76,606	27,345	30,985
Loss on early extinguishment of debt	—	3,527	—	31,238
Unrealized loss on currency translation	1,433	756	—	—

Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	1,642	(6,794)	(9,547)	(47,989)
Income tax expense (benefit)	976	(2,052)	(3,801)	(13,765)
Equity in losses of unconsolidated subsidiary	96	289	121	59

Net earnings (loss)	$570	$(5,031)	$(5,867)	$(34,283)

	October 1, 2011	October 2, 2010
Selected Balance Sheet Information:
Cash and equivalents	$36,065	$9,679

Accrued interest	$9,770	$12,510

Long-term debt, including current maturities	$1,281,043	$1,238,861

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11-14-11